Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-76371
33-50832

PROSPECTUS SUPPLEMENT

(To Prospectus dated September 3, 1999)

$600,000,000

$300,000,000 2 7/8% Notes Due 2006

$300,000,000 4 7/8% Notes Due 2013

Interest payable June 1 and December 1

We will pay interest on the notes on June 1 and December 1 of each year, beginning on June 1, 2004. Our 2 7/8% Notes due 2006, or 2006 Notes, will mature on December 1, 2006. Our 4 7/8% Notes due 2013, or 2013 Notes, will mature on December 1, 2013. The 2006 Notes may not be redeemed prior to maturity. We have the option to redeem all or a portion of the 2013 Notes at the applicable make-whole price set forth in this prospectus supplement, plus accrued and unpaid interest, if any.

The notes will be our unsecured and unsubordinated obligations and rank equally with all of our other existing and future unsecured senior indebtedness. The notes will be issued only in registered form in integral multiples of $1,000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public Offering Price (1)	Underwriting Discount	Proceeds before Expenses to Fortune Brands (1)

Per 2006 Note	99.913%	.350%	99.563%

Total	$299,739,000	$1,050,000	$298,689,000

Per 2013 Note	99.700%	.650%	99.050%

Total	$299,100,000	$1,950,000	$297,150,000

(1) Plus accrued interest, if any, from November 20, 2003, if settlement occurs after that date.

The notes are not expected to be listed on any national securities exchange or included in any automated quotation system. Currently, there is no public market for the notes. We expect the notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company on or about  November 20, 2003.

Joint Book-Running Managers

Barclays Capital	Credit Suisse First Boston	JPMorgan

Senior Co-Manager

Citigroup

Co-Manager

Fleet Securities, Inc.

November 13, 2003

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front cover of the prospectus supplement, the accompanying prospectus or those documents. As used in this prospectus supplement, the terms the “Company,” “Fortune Brands,” “we,” “us,” and “our” may, depending upon the context, refer to Fortune Brands, Inc., our consolidated subsidiaries, or to all of them taken as a whole.

i

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and accompanying prospectus, and information we later file with the SEC will automatically update and supersede earlier information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until we sell all of the securities:

•	Annual Report on Form 10-K for the year ended December 31, 2002; and

•	Quarterly Reports on Form 10-Q for the periods ended March 31, 2003, June 30, 2003 and September 30, 2003.

You may request a copy of these filings, at no cost other than for exhibits of such filings, by writing to or telephoning us at the following address:

FORTUNE BRANDS, INC.

Office of the Secretary

300 Tower Parkway

Lincolnshire, Illinois 60069

(847) 484-4400

Information about us is also available on our web site at www.fortunebrands.com. Information on our web site is not incorporated by reference into this prospectus supplement.

FORWARD LOOKING INFORMATION

Certain statements in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from those expressed or implied by any forward-looking statements.

In some cases, you can identify forward-looking statements by words such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of those terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially due to a number of factors including:

•	changes in general economic conditions,

•	foreign exchange rate fluctuations,

•	changes in interest rates,

•	returns on pension assets,

•	competitive product and pricing pressures,

•	trade consolidations,

•	the impact of excise tax increases with respect to distilled spirits,

•	regulatory developments,

•	the uncertainties of litigation,

•	changes in golf equipment regulatory standards,

•	the impact of weather, particularly on the home and hardware products and golf products businesses,

•	expenses and disruptions related to shifts in manufacturing to different locations and sources,

•	the impact of weak conditions in the leisure travel industry on our golf and spirits and wine businesses,

•	performance of newly acquired businesses, and

•	other risks and uncertainties detailed from time to time in our Securities and Exchange Commission filings.

We caution you that these factors may not be exhaustive. Moreover, we do not, nor does any other person, assume responsibility for the accuracy and completeness of those statements. We have no duty to update any of the forward-looking statements after the date of this prospectus supplement. We operate in a continually changing business environment, and new risks emerge from time to time. Management cannot predict such new risks or the impact of such new risks on our business. Accordingly, you should not rely on forward-looking statements as a prediction of actual results.

SUMMARY

This summary may not contain all the information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus, as well as the documents incorporated by reference in them, before making an investment decision.

Fortune Brands, Inc.

We are a holding company with subsidiaries engaged in various businesses. Our subsidiaries manufacture and sell leading consumer branded products in the following industries: home and hardware, spirits and wine, golf equipment and office products.

We are a legal entity separate and distinct from our subsidiaries. Our rights and the rights of our creditors (including holders of debt securities) and stockholders to participate in any distribution of the assets or earnings of any subsidiary is subject to the claims of creditors of the subsidiary, except to the extent that our claims as a creditor of our subsidiaries may be recognized. Our claims may be subordinate to certain claims of others. Our principal source of unconsolidated revenues and funds is dividends and other payments from our subsidiaries. Our principal subsidiaries currently are not limited by long-term debt or other agreements in their abilities to pay cash dividends or to make other distributions with respect to their capital stock or other payments to us.

Our principal executive offices are currently located at 300 Tower Parkway, Lincolnshire, Illinois 60069, (847) 484-4400.

THE OFFERING

ISSUER	Fortune Brands, Inc.

NOTES	$300,000,000 aggregate principal amount of 2 7/8% notes due December 1, 2006, which we refer to as the “2006 Notes.” The 2006 Notes will be issued at a price of 99.913% per 2006 Note. $300,000,000 aggregate principal amount of 4 7/8% notes due December 1, 2013, which we refer to as the “2013 Notes.” The 2013 Notes will be issued at a price of 99.700% per 2013 Note. We refer to the 2006 Notes and the 2013 Notes collectively as the “notes.”

MATURITY	The 2006 Notes mature on December 1, 2006. The 2013 Notes mature on December 1, 2013.

INTEREST	We will pay interest on the notes on June 1 and December 1 of each year, beginning on June 1, 2004.

RANKING	The notes will be our unsecured and unsubordinated obligations and will rank equal in right of payment to all of our other existing and future unsecured senior indebtedness.

REDEMPTION	We do not have the option to redeem the 2006 Notes. We have the option to redeem all or a portion of the 2013 Notes at any time, and from time to time, at the applicable make-whole price set forth in this prospectus supplement, plus accrued and unpaid interest, if any. See “Description of the Notes—Optional Redemption.”

SINKING FUND	None

EVENTS OF DEFAULT	If there is an event of default on the notes, the principal amount of the notes plus any accrued and unpaid interest may be declared due and payable. These amounts automatically become due and payable in certain circumstances. See “Description of Debt Securities—Default and Certain Rights on Default” in the accompanying prospectus.

USE OF PROCEEDS	We expect to use the proceeds of this offering to repay some of our outstanding commercial paper borrowings. See “Use of Proceeds.”

DTC ELIGIBILITY	The notes will be issued in book-entry form and will be represented by one or more permanent global certificates deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company (“DTC”) in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of the Notes—Book-Entry System.”

TRADING	We expect that the notes will not be listed on any securities exchange or included in any automated quotation system.

FURTHER ISSUANCES	We may create and issue further notes ranking equally and ratably with the notes offered by this prospectus supplement in all respects, so that such further notes will be consolidated and form a single series with the notes offered by this prospectus supplement and will have the same terms as to status, redemption or otherwise.

TRUSTEE, REGISTRAR AND PAYING AGENT	JPMorgan Chase Bank

RECENT DEVELOPMENTS

On November 10, 2003, the Company announced that its Home and Hardware business unit completed its acquisition of Therma-Tru Corporation (“Therma-Tru”), a leading manufacturer of residential entry doors in the United States, by acquiring 100% of Therma-Tru’s privately-held equity securities for approximately $925 million. The purchase was financed through the issuance of commercial paper.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the offering of approximately $595,189,000 after deducting underwriters’ discounts and commissions and other estimated offering expenses payable by us. We intend to use the net proceeds from the offering to repay a portion of our outstanding commercial paper borrowings, which have an average interest rate of approximately 1.10% and an average maturity of 17 days as of November 13, 2003. In November 2003, we used approximately $925 million from proceeds of commercial paper borrowings to finance the acquisition of Therma Tru.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for Fortune Brands, Inc.:

	Nine-Months Ended September 30, 2003	Year Ended December 31,

		2002	2001	2000	1999		1998

Ratio of earnings to fixed charges	10.01	9.01	5.19	1.28	(A	)	5.22

(A) We reported a loss of $588.0 million and fixed charges of $132.0 million for the year ended December 31, 1999. Included in earnings in 1999 was a second quarter goodwill write-down of $1,126 million.

For the purpose of computing the ratio of earnings to fixed charges, earnings means:

•	income (loss) from continuing operations before income taxes and minority interest and extraordinary items;

•	plus fixed charges;

•	less capitalized interest; and

•	less excess of earnings over dividends of less-than-fifty-percent-owned companies.

Fixed charges means the sum of the following:

•	interest expense (including capitalized interest) on all indebtedness;

•	amortization of debt discount and expense; and

•	that portion of rental expense which we believe to be representative of an interest factor.

DESCRIPTION OF THE NOTES

General

We will issue the notes under an indenture dated as of April 15, 1999, between us and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as trustee (the “indenture”). The following is a summary of some, but not all, provisions of the notes and the indenture. The following description of the particular terms of the notes supplements the description in the accompanying prospectus of the general terms and provisions of our debt securities. We urge you to read the indenture because it defines your rights as a holder of the notes. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. A copy of the form of indenture has been filed as an exhibit to the registration statement of which the accompanying prospectus is a part.

We will issue the notes in fully registered form, without coupons, in integral multiples of $1,000. Initially, the notes will be issued in the form of one or more global notes registered in the name of DTC or its nominee, as described below. The trustee will initially act as paying agent and registrar for the notes. The notes may be presented for registration or transfer and exchange at the offices of the registrar. We may change any paying agent and registrar without notice to the holders of the notes. We will pay principal (and premium, if any) on the notes at the paying agent’s corporate office in New York, New York. At our option, interest may be paid at the paying agent’s corporate trust office or by check mailed to the registered address of holders.

Principal, Maturity and Interest; No Sinking Fund

The notes will be $600,000,000 in aggregate principal amount. The 2006 Notes will mature on December 1, 2006 and the 2013 Notes will mature on December 1, 2013. Interest on the 2006 Notes will accrue at the rate of 2 7/8% per annum. Interest on the 2013 Notes will accrue at the rate of 4 7/8% per annum. Interest on the notes will be payable semiannually in arrears in cash on each June 1 and December 1, commencing on June 1, 2004, to the persons who are registered holders on each May 15 and November 15. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including November 20, 2003.

The notes will not be entitled to the benefit of any sinking fund.

Ranking

The notes will be our unsecured senior obligations and will rank equally with our other existing and future unsecured senior indebtedness.

Optional Redemption

The 2006 Notes will not be redeemable prior to maturity.

The 2013 Notes may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the 2013 Notes then outstanding to be redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the 2013 Notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate plus 12.5 basis points plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

“Treasury rate” means, with respect to any redemption date:

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the comparable treasury issue (if no maturity is within three months before or after the remaining life (as defined below), yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the comparable treasury issue, calculated using a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

The treasury rate will be calculated by the independent investment banker on the third business day preceding the date fixed for redemption.

“Comparable treasury issue” means the U.S. Treasury security selected by an independent investment banker as having a maturity comparable to the remaining term (“remaining life”) of the 2013 Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable treasury price” means (1) the average of five reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the independent investment banker obtains fewer than four such reference treasury dealer quotations, the average of all such quotations.

“Independent investment banker” means either J.P. Morgan Securities Inc. or Credit Suisse First Boston LLC, as specified by us, or, if these firms are unwilling or unable to select the comparable treasury issue, an independent investment banking institution of national standing appointed by us.

“Reference treasury dealer” means (1) J.P. Morgan Securities Inc. and Credit Suisse First Boston LLC and their respective successors, provided, however, that if either of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a “primary treasury dealer”), we will substitute therefor another primary treasury dealer and (2) any other primary treasury dealer selected by us after consultation with the independent investment banker.

“Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the independent investment banker, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the independent investment banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

We will mail a notice of redemption to each holder of 2013 Notes to be redeemed by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. Unless we default on payment of the redemption price, interest will cease to accrue on the 2013 Notes or portions thereof called for redemption on the redemption date. If fewer than all of the 2013 Notes are to be redeemed, the trustee will select, not more than 60 days prior to the redemption date, the particular 2013 Notes or portions thereof for redemption from the outstanding 2013 Notes not previously called by such method as the trustee deems fair and appropriate.

The indenture permits the defeasance of Debt Securities upon the satisfaction of the conditions described under “Description of Debt Securities—Defeasance” in the accompanying prospectus. The notes are subject to these defeasance provisions.

Book-Entry System

Upon sale, the notes will initially be issued in the form of “Global Securities.” The Global Securities representing the notes will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Except as noted below, the Global Securities may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC or to another nominee of DTC, or by DTC or any nominee to a successor of DTC or such successor. All notes will be denominated in United States dollars.

So long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be the sole holder of the notes represented thereby for all purposes under the indenture. Except as otherwise provided in this section, the beneficial owners of a Global Security representing notes will not be entitled to receive physical delivery of certificated notes and will not be considered the holders thereof for any purpose under the indenture, and a Global Security representing notes shall not be exchangeable or transferable. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder under the indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security representing notes.

The Global Securities representing the notes are exchangeable for certificated notes of like tenor and terms and of differing authorized denominations aggregating a like amount, only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for the Global Security and we have not appointed a successor within 90 calendar days;

•	DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and we have not appointed a successor within 90 calendar days;

•	we determine that the Global Security shall be exchangeable for definitive notes in registered form; or

•	there shall have occurred and be continuing an Event of Default under the indenture with respect to the notes.

Upon any such exchange, the certificated notes shall be registered in the names of the beneficial owners of the Global Security representing the notes as provided by DTC’s relevant participants (as identified by DTC).

The description of the operations and procedures of DTC set forth below is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. Neither we nor the underwriters take any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

The following is based on information furnished by DTC:

•	DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers (including one or more of the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, and the National Association of Securities Dealers, Inc. Access to DTC’s system is available to securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	Persons who are not participants may beneficially own the notes held by DTC only through direct participants or indirect participants. Purchases of the notes under DTC’s system must be made by or through direct participants, which will receive a credit for such notes on DTC’s records. The ownership interest of each actual purchaser of each note represented by a Global Security (“Beneficial Owner”) is in turn to be recorded on the direct participants’ and indirect participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Security representing notes are to be accomplished by entries made on the books of participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Security representing notes will not receive certificated notes representing their ownership interests therein, except in the event that use of the book-entry system for the notes is discontinued.

•	Principal and interest payments on Global Securities representing the notes will be made to DTC. DTC’s practice is to credit direct participants’ accounts on the applicable payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on such date. Payments by participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, the trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to DTC is our and the trustee’s responsibility, disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of direct participants and indirect participants.

•	DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to us or the trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, certificated notes are required to be printed and delivered.

•	The information in this section concerning DTC and DTC’s system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof. Transfers between participants in DTC will be effected in accordance with DTC’s procedures and will be settled in same-day funds.

Governing Law

The indenture and the notes shall be governed by, and construed in accordance with, the laws of the State of New York.

Further Issuances

We may, from time to time, without notice to or the consent of the holders of the notes, increase the aggregate principal amount of these series of notes under the indenture and issue such increased principal amount (or any portion thereof), in which case any additional notes so issued will have the same form and terms (other than the date of issuance and, under certain circumstances, the date from which interest thereon will begin to accrue), and will carry the same right to receive accrued and unpaid interest, as the notes previously issued, and such additional notes will form a single series with the 2006 Notes and 2013 Notes, respectively.

UNDERWRITING

Under the terms and subject to the conditions set forth in the underwriting agreement dated November 13, 2003, we have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase the principal amount of the notes set forth opposite its name below:

UNDERWRITERS	PRINCIPAL AMOUNT OF 2006 NOTES	PRINCIPAL AMOUNT OF 2013 NOTES

Barclays Capital Inc.	$75,000,000	$75,000,000

Credit Suisse First Boston LLC	$75,000,000	$75,000,000

J.P. Morgan Securities Inc.	$75,000,000	$75,000,000

Citigroup Global Markets Inc.	$52,500,000	$52,500,000

Fleet Securities, Inc.	$22,500,000	$22,500,000

TOTAL	$300,000,000	$300,000,000

We estimate that our expenses for this offering will be approximately $650,000.

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all of the notes offered by this prospectus supplement if any of the notes are purchased.

The underwriters have advised us that they propose to offer the notes to the public at the initial offering price for the notes set forth on the cover page of this prospectus supplement, and to dealers at the initial offering price less concession not in excess of 0.250% of the principal amount of the 2006 Notes and 0.400% of the principal amount of 2013 Notes. The underwriters may allow, and the dealers may reallow, a discount on sales to other dealers not in excess of 0.125% of the principal amount of the 2006 Notes and 0.250% of the principal amount of the 2013 Notes. After the initial offering of the notes, the public offering price, concession and discount for the notes may be changed.

We will pay the underwriters an underwriting discount of 0.350% of the principal amount of the 2006 Notes and 0.650% of the principal amount of the 2013 Notes in connection with this offering.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

We have agreed to indemnify the underwriters and certain controlling persons against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in transactions, including overallotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the notes at a level above that which might otherwise prevail in the open market. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. A stabilizing bid is a bid for the purchase of notes on behalf of the underwriters for the purpose of fixing or maintaining the price of the notes. A syndicate covering transaction is the bid for or the purchase of notes on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the notes originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Certain of the underwriters will make the notes available for distribution on the internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc. (“Market Axess”), an Internet-based communications technology provider. Market Axess is providing the system as a conduit for communications between the underwriters who use Market Axess and their respective customers and is not a party to any transactions. Market Axess, a registered broker-dealer, will receive compensation from the underwriters who use Market Axess based on transactions they conduct through the system. The underwriters who use Market Axess will make the notes available to their respective customers through the internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

In the ordinary course of their respective businesses, certain of the underwriters and certain of their affiliates have provided and may in the future provide investment banking, financial and other services to us, for which we have paid, and intend to pay, customary fees. Affiliates of the underwriters are also lenders and, in certain cases, agents or arrangers under certain of our outstanding credit facilities. In addition, JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., one of the underwriters, serves as trustee under our indenture.

It is expected that the notes will be ready for delivery against payment therefor on or about November 20, 2003, the fifth business day following the date of this prospectus supplement (“T+5”). Under Rule 15c6-1 under the Exchange Act, trades of securities in the secondary market generally are required to settle within three business days following the pricing of the trades, unless the parties to any such trade expressly agree otherwise. Accordingly, we have agreed with the underwriters in the underwriting agreement to settle the notes on a T+5 trade cycle.

LEGAL OPINION

The legality of the notes will be passed upon for us by Chadbourne & Parke LLP, New York, New York, and the legality of the notes will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

We have incorporated by reference in this Prospectus Supplement our audited financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 along with the PricewaterhouseCoopers LLP audit report on these financial statements. PricewaterhouseCoopers LLP, independent accountants, issued the report as experts in auditing and accounting.

PROSPECTUS

$1,000,000,000

Debt Securities

Warrants to Purchase Debt Securities

We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 3, 1999.

FORTUNE BRANDS, INC.

We are a holding company with subsidiaries engaged in various businesses. Our subsidiaries manufacture and sell home and office products, golf products, spirits and wine.

We are a legal entity separate and distinct from our subsidiaries. Our rights, and the rights of our creditors and stockholders, to participate in any distribution of the assets or earnings of any subsidiary is subject to the claims of creditors of the subsidiary, except to the extent that our claims as a creditor of our subsidiaries may be recognized. Our claims may be subordinate to claims of other creditors. Our principal source of unconsolidated revenues and funds is dividends and other payments from our subsidiaries. Our principal subsidiaries currently are not limited by long-term debt or other agreements in their abilities to pay cash dividends or to make other distributions with respect to their capital stock or other payments to us.

Our principal executive offices are currently located at 1700 East Putnam Avenue, Old Greenwich, Connecticut 06870-0811 and our telephone number is (203) 698-5000.

USE OF PROCEEDS

We intend to use the net proceeds we receive from the sale of securities offered by this prospectus and the accompanying prospectus supplement for general corporate purposes, unless we specify otherwise in the applicable prospectus supplement. General corporate purposes may include the repayment of existing indebtedness, additions to working capital, capital expenditures or the financing of possible acquisitions.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for Fortune Brands, Inc.:

	Years Ended December 31,

	1994	1995	1996	1997	1998

Ratio of earnings to fixed charges	1.22	3.23	2.81	2.06	5.22

For the purpose of computing the ratio of earnings to fixed charges, earnings means:

•	income from continuing operations before income taxes and minority interest;

•	plus fixed charges;

•	less capitalized interest; and

•	less excess of earnings over dividends of less-than-fifty-percent-owned companies.

Fixed charges means the sum of the following:

•	interest (including capitalized interest) on all indebtedness;

•	amortization of debt discount and expense; and

•	that portion of rental expense which we believe to be representative of an interest factor.

DESCRIPTION OF DEBT SECURITIES

The prospectus supplement will state the particular terms of the debt securities it covers.

We will issue debt securities in one or more series under an indenture dated as of April 15, 1999 between us and The Chase Manhattan Bank, as trustee. The indenture may be supplemented from time to time. We have filed a copy of the indenture as an exhibit to the registration statement. In addition to the following summary, you should refer to the specific terms of the indenture for more detailed information. Some of the capitalized terms used in the following discussion are defined in the indenture, and their definitions are incorporated by reference into this prospectus. When we use italics, we are referring to sections in the indenture. Wherever we refer to particular provisions of the indenture, such provisions are incorporated by reference in our summary, which is qualified by such reference.

Determination of Terms

The indenture does not limit the amount of securities we may issue. Debt securities may be issued in one or more series as we may authorize at various times. (Section 3.01). The prospectus supplement relating to the particular series of debt securities we are offering will specify the amounts, prices and terms of those debt securities. These terms may include:

•	the title and aggregate principal amount of the debt securities;

•	the percentage of the principal amount at which we will issue the debt securities;

•	the date or dates on which the debt securities will mature;

•	any annual rate or rates, or the method of determining the rate or rates, at which the debt securities will bear interest;

•	the date or dates from which interest shall accrue and the date or dates on which interest will be payable;

•	redemption and sinking fund terms;

•	whether the debt securities are convertible into our common stock and, if so, the initial conversion price or rate, the conversion period and the other terms and conditions relating to the conversion, including whether any preferred share purchase rights of Fortune Brands, Inc. will be delivered with shares of our common stock issued upon conversion;

•	if the debt securities are not denominated in U.S. dollars, the foreign currency or currencies or composite currency or currencies in which the debt securities are denominated and, if any payment of principal of or premium or interest on or any other amount for the debt securities is not payable in U.S. dollars, the foreign currency or currencies or composite currency or currencies in which the payment shall be payable and the particular provisions applicable to the debt securities;

•	whether the debt securities are issuable as registered securities or as bearer securities, or both;

•	whether the debt securities will be issued in whole or in part in the form of one or more global securities and the depositary for the global security or securities;

•	any events of default or covenants that will apply to the debt securities; and

•	any other terms of the debt securities, which will not conflict with the terms of the indenture. (Section 3.01).

The debt securities will be our direct, unsecured and unsubordinated obligations. The debt securities will rank equally with any of our other unsecured and unsubordinated obligations for borrowed money.

The indenture does not limit other indebtedness or securities which we may incur or issue. The indenture does not contain financial or similar restrictions on us, except as described under “Certain Covenants”.

Other than the protections which may otherwise be afforded holders of debt securities as a result of the operation of the covenants described in the indenture, there are no covenants or other provisions which may afford holders of debt securities protection if there is a leveraged buyout or other highly leveraged transaction involving us or any similar occurrence.

We will describe the restrictions, elections, tax consequences, specific terms and other information relating to any debt securities denominated in a foreign currency or composite currency in the prospectus supplement.

We will describe the Federal income tax consequences and other special considerations applicable to any debt securities issued as original issue discount securities in the prospectus supplement. Original issue discount securities are securities which bear no interest or interest at a rate which at the time of issuance is below market rates.

Form, Denominations, Exchange and Transfer

Unless we provide otherwise in an applicable prospectus supplement with respect to a series of debt securities, we will issue the debt securities in definitive form solely as registered securities, solely as bearer securities or as both registered securities and bearer securities. Unless otherwise provided in an applicable prospectus supplement, interest coupons will be attached to bearer securities. (Section 2.01). The indenture also provides that we may issue debt securities of a series in temporary or permanent global form. (Section 3.01).

Unless we specify otherwise in the applicable prospectus supplement, we will issue registered securities in denominations of multiples of $1,000 and bearer securities in denominations of $1,000 or $10,000. (Section 3.02). We will issue debt securities denominated in a foreign currency or in a composite currency in the denominations we specify in the prospectus supplement.

You may surrender debt securities for exchange and registered securities for registration of transfer in the manner, at the places and subject to the restrictions set forth in the prospectus supplement. This may be done without service charge but we may require payment of related taxes or other governmental charges. (Section 3.05). Bearer securities and the attached coupons will be transferable by delivery.

In connection with their sale during the “restricted period” as defined in Section 1.163-5(c)(2)(i)(D)(7) of the U.S. Treasury regulations, bearer securities may not be delivered within the U.S. or its possessions and may be delivered only upon certification as to the beneficial ownership of the bearer securities. “Restricted period” generally means, the first 40 days after the closing date for the sale of the debt securities or, with respect to unsold allotments, until the debt securities are sold. In the case of debt securities issuable on exercise of debt warrants “restricted period” means, the first 40 days after the date of exercise of such debt warrants. See “Limitations on Issuance of Bearer Debt Securities and Bearer Debt Warrants”.

In the event of any redemption, we will not be required to:

•	issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before:

—if debt securities of the series are issuable only as registered securities, the day the relevant notice of redemption is mailed and ending at the close of business on the day of such mailing; and

—if debt securities of the series are issuable only as bearer securities, the day the relevant notice of redemption is first published, or, if earlier, and if debt securities of the series are also issuable as registered securities and there is no publication, the day of mailing of the relevant notice of redemption, and in either case, ending at the close of business on the date of such publication or mailing; or

•	register the transfer or exchange of any portion of a registered security called for redemption, except the unredeemed portion of any registered security being redeemed in part; or

•	exchange any bearer security called for redemption, except to exchange such bearer security for a registered security of that series and like tenor which is immediately surrendered for redemption.

Payment and Paying Agents

Unless we indicate otherwise in an applicable prospectus supplement, we will pay principal of and any premium and any interest on registered securities at the office of the paying agent or paying agents as we may designate at various times. However, at our option, we may make interest payments on registered securities by check mailed to the address, as it appears on the security register, of the person entitled to the payments. Unless we specify otherwise in the applicable prospectus supplement, we will make payment of any installment of interest on registered securities to the person in whose name the registered security is registered at the close of business on the record date for such interest. (Sections 3.07 and 10.02).

Unless we indicate otherwise in an applicable prospectus supplement, we will pay principal, any premium and any interest on bearer securities, subject to any applicable laws and regulations, at the offices of those paying agents outside the U.S. that we may designate at various times. However, at our option, we may make interest payments by check or by transfer to an account maintained by the payee with a bank located outside the U.S. (Sections 3.07 and 10.02). Unless we indicate otherwise in an applicable prospectus supplement, we will pay any interest on bearer securities on any interest payment date only upon presentation and surrender of the coupon relating to the interest payment date. (Section 10.01). We will not pay principal, any premium or any interest for any bearer security at any paying agency maintained by us in the U.S. or by check mailed to any address in the U.S. or by transfer to an account maintained with a bank located in the U.S. except as may be permitted without detriment to us under U.S. tax laws and regulations in effect at the time of such payment. Notwithstanding the foregoing,

•	any payment in respect of bearer securities to be made in U.S. dollars may be made at the office of a paying agent in the U.S. if payment at all paying agencies outside the U.S. is illegal or effectively precluded by exchange controls or other similar restrictions, and

•	any payment in respect of bearer securities to be made in a foreign currency or composite currency may be made at the office of a paying agent in the U.S. in U.S. dollars in an amount equal to the sum otherwise due in such foreign currency or composite currency as converted into U.S. dollars at the rate of exchange as set forth in the indenture if payment at all paying agencies outside the U.S. in such foreign currency or composite currency and in U.S. dollars in such amount is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 10.02).

We will name the paying agents outside the U.S. initially appointed by us for a series of debt securities in the applicable prospectus supplement. We may terminate the appointment of any of the paying agents at various times, but we will maintain in the Borough of Manhattan, The City of New York, at least one paying agency where the registered securities of each series may be presented for payment. We will maintain one or more paying agencies in a city or cities located outside the U.S. (including any city in which a paying agency is required to be maintained under the rules of any stock exchange on which the debt securities of such series are listed) where the bearer securities may be presented for payment. (Section 10.02).

All monies we pay to a paying agent for the payment of principal of, any premium or any interest on any debt securities that remain unclaimed at the end of two years after becoming due and payable will be repaid to us. After that time, the holder of the debt securities or coupon will look only to us for payment. (Section 10.03).

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more fully registered global securities that we will deposit with a depositary identified in the applicable prospectus supplement. Registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by the registered global security or securities. Unless and until it is exchanged in whole or in part for the individual debt securities it represents, a registered global security may not be transferred or exchanged except as a whole:

•	by the applicable depositary to a nominee of the depositary;

•	by any nominee to the depositary itself or another nominee; or

•	by the depositary or any nominee to a successor depositary or any nominee of the successor depositary and except in the circumstances described in the applicable prospectus supplement. (Section 3.05).

We will describe the specific terms of the depositary arrangement with respect to any portion of a series of debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to institutions that have accounts with the depositary, and to persons that may hold interests through institutions. Such institutions are often referred to as “participants” of the depositary. For interests of participants, ownership of beneficial interests in the registered global security will be shown on the records maintained by the applicable depositary. For interests of persons other than participants, ownership of beneficial interests in the registered global security will be shown on the records of participants. Transfer of that ownership will be effected only through those records.

We expect that upon the issuance of a registered global security, and the deposit of the registered global security with or on behalf of the depositary, the depositary will immediately credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the registered global security to the accounts of participants. The accounts to be credited shall be designated by the underwriters or agents engaging in the distribution of such debt securities or by us if those debt securities are offered and sold directly by us.

Unless we specify otherwise in the applicable prospectus supplement, payment of principal of and premium, and any interest on debt securities represented by any registered global security will be made to the depositary or its nominee, as the sole registered owner and the sole holder of the debt securities. Neither we, the trustee, nor any agents will be responsible for any aspect of the depositary’s records or any participant’s records relating to or payments made by the depositary or any participants on account of beneficial ownership interests in a registered global security representing any debt securities. Neither we, the trustee nor any agents will be responsible or liable for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to beneficial ownership interests.

We expect that the depositary or its nominee, upon receipt of any payment of principal of or any premium or any interest on any registered global security, immediately will credit, on its book-entry registration and transfer system, the participant’s accounts with the payments. Those payments will be credited in amounts proportionate to the respective beneficial interests of the participants in the principal amount of the registered global security as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a registered global security held through those participants will be governed by standing instructions and customary practices. This is now the case with securities held for customer accounts in bearer form or registered in “street name”. Those payments will be the sole responsibility of those participants.

Except as otherwise set forth in the applicable prospectus supplement, we will issue certificated debt securities in exchange for each registered global security only if:

•	the depositary notifies us that it is unwilling or unable to continue as depositary for the registered global security or if at any time the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and we have not appointed a successor of the depositary within 90 calendar days;

•	we determine that the registered global security shall be exchangeable for definitive debt securities in registered form; or

•	an Event of Default (as defined below under “Defaults and Certain Rights on Default”) for the debt securities represented by such registered global security has occurred and is continuing.

Any registered global security that is exchangeable pursuant to the preceding sentence shall be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount, in denominations of $100,000 and any larger amount that is an integral multiple of $1,000. Such definitive debt securities will be registered in the name or names of the owners of such person or persons as the depositary shall instruct the trustee. It is expected that the instructions may be based upon directions received by the depositary from its participants regarding ownership of beneficial interests in the registered global security.

Unless we specify otherwise in the applicable prospectus supplement and except as provided above, owners of beneficial interests in the registered global security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders for any purpose under the indenture. No registered global security representing debt securities will be exchangeable except for another permanent registered global security of like denomination and tenor to be registered in the name of the depositary or its nominee. Each person owning a beneficial interest in the registered global security must rely on the procedures of the depositary. Persons who are not participants must rely on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a registered global security.

The indenture permits the depositary, as a holder, to authorize participants as its agents to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to make, give or take under the indenture. We understand that under existing industry practices, in the event that we request any action of holders or an owner of a beneficial interest in the registered global security desires to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to make, give or take under the indenture, the depositary would authorize the participants holding the relevant beneficial interests to make, give or take such action. The participants would authorize beneficial owners owning through them to make, give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We may also issue the debt securities of a series in whole or in part in the form of one or more bearer global securities that we will deposit with a common depositary for Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System, and for Cedelbank, or with a nominee for such common depositary, identified in the applicable prospectus supplement. We may issue the bearer global securities in temporary or permanent form. The specific terms and procedures, including the specific terms of the depositary arrangement, for any portion of a series of debt securities to be represented by one or more bearer global securities, will be described in the applicable prospectus supplement. See “Limitations on Issuance of Bearer Debt Securities and Bearer Debt Warrants”.

Convertible Debt Securities

The terms and conditions upon which any convertible debt securities of a series may be converted into shares of common stock, including the initial conversion price or rate and the conversion period, and other provisions, will be set forth in the prospectus supplement. See “Description of Capital Stock”.

Certain Covenants

Definitions.    The following is a summary of certain defined terms used in the restrictive covenants contained in the indenture:

•	“Consolidated Net Tangible Assets” means the excess over current liabilities of all assets as set forth in our consolidated balance sheet after deducting goodwill, trademarks, patents, other like intangibles and minority interests of others.

•	“Funded Debt” includes: (1) indebtedness for borrowed money maturing more than one year from the date of creation or extension thereof, (2) guarantees of funded debt or of dividends, other than guarantees arising in connection with the sale or pledge of customers’ paper or otherwise arising in the ordinary course of business and (3) any funded debt secured by a mortgage on our property or any Restricted Subsidiary whether or not assumed.

•	“Restricted Subsidiary” is defined to exclude a Subsidiary organized under foreign laws or operating outside the U.S., a Subsidiary involved primarily in the business of finance, banking, credit, leasing, insurance, financial services, real estate, petroleum or gas, transportation or overseas financing, and Subsidiaries of the foregoing. A Subsidiary required to be disposed of by court order and determined by our board of directors not to be a Restricted Subsidiary is also excluded from the definition of Restricted Subsidiary.

•	“Secured Debt” includes indebtedness for money borrowed secured by a mortgage upon any of our assets or a Restricted Subsidiary; “mortgage” includes any mortgage, pledge or security interest.

•	“Subsidiary” is defined as any corporation of which we or any one or more Subsidiaries directly or indirectly own outstanding stock having voting power sufficient to elect, under ordinary circumstances, a majority of the directors. (Section 1.01).

Restrictions on Secured Debt.    The indenture provides that, except as described below, neither we nor any Restricted Subsidiary may incur any Secured Debt without securing the debt securities, and, if we so elect, any indebtedness ranking equally with the debt securities, equally and ratably with, or prior to, such Secured Debt. This restriction does not apply to indebtedness secured by:

•	mortgages existing at the time a corporation becomes a Restricted Subsidiary;

•	mortgages assumed in connection with a merger with, or an acquisition of substantially all of the properties of, a corporation, if any such mortgage existed prior to such merger or acquisition and did not apply to any property owned by us or a Restricted Subsidiary immediately prior to such merger or acquisition;

•	mortgages on property existing at the time of acquisition or mortgages on certain property to finance the cost of acquisition, construction or improvement;

•	mortgages securing indebtedness owing to us or a Restricted Subsidiary;

•	mortgages in favor of the U.S. or any State or any instrumentality of either to secure partial, progress, advance or other payments pursuant to any contract or statute;

•	mortgages incurred under industrial revenue bond or similar financings; or

•	extensions, renewals or refundings of any of the foregoing.

Notwithstanding the above provisions, we and our Restricted Subsidiaries may incur Secured Debt without equally and ratably securing the debt securities if after giving effect thereto the sum of:

•	the total of all of our Secured Debt and the Secured Debt of Restricted Subsidiaries, except Secured Debt of the types described in the paragraph immediately above as not restricted;

•	the value of all sale and lease back transactions; and

•	the aggregate of all unsecured Funded Debt of Restricted Subsidiaries which, if it were secured debt, would be permitted by this paragraph,

does not exceed 10% of Consolidated Net Tangible Assets. (Section 10.06).

Restrictions on Borrowing by Restricted Subsidiaries.    The indenture provides that Restricted Subsidiaries may not incur any Funded Debt, except:

•	Funded Debt owed to us or a Restricted Subsidiary;

•	Funded Debt which is Secured Debt that could under the preceding paragraphs of “Restrictions on Secured Debt” be incurred without ratably securing the debt securities;

•	unsecured Funded Debt which represents an extension, renewal or refunding of Secured Debt described in the second sentence of the first paragraph of “Restrictions on Secured Debt” above;

•	unsecured Funded Debt, which, if it were Secured Debt, would be permitted by the last paragraph of “Restrictions on Secured Debt” above;

•	existing unsecured Funded Debt assumed by a Restricted Subsidiary in connection with its merger with, or acquisition of all or a substantial part of the assets of any corporation;

•	unsecured Funded Debt of any corporation existing when it becomes a Restricted Subsidiary;

•	Funded Debt incurred in connection with industrial revenue bond or similar financings; or

•	extensions, renewals or refundings of any of the foregoing. (Section 10.05).

Restrictions on Sale and Lease Back Transactions.    The indenture provides that neither we nor any Restricted Subsidiary may sell and lease back for periods exceeding five years any major facility owned as of the date of the indenture unless:

•	fair value is received for the facility sold; and

•	an amount equal to the net proceeds of such sale is applied to the retirement of Funded Debt which is not subordinated in right of payment to the debt securities, provided that the amount of such required retirement shall be reduced by:

—the amount of any Secured Debt which we or such Restricted Subsidiary could then incur under the last paragraph of “Restrictions on Secured Debt” above, and

—the principal amount of any instruments evidencing Funded Debt, including the debt securities, delivered within 120 days after the sale to the applicable trustee for retirement and cancellation, other than instruments retired by payment at maturity or pursuant to mandatory sinking fund or prepayment provisions. (Section 10.07).

Restrictions on Transfers of Property.    Neither we nor any Restricted Subsidiary may transfer or lease any major facility to any Subsidiary not considered a “Restricted Subsidiary” for any of the reasons described in the first sentence of the Restricted Subsidiary definition in the “Definitions” paragraph above. (Section 10.08).

Limitations on Merger

The indenture provides that if we merge or consolidate with or into any other corporation or we transfer substantially all of our assets to any other corporation, and as a result any of our property or the property of a Restricted Subsidiary would become subject to any mortgage, we will simultaneously with or prior to such transaction secure the debt securities by a prior lien on such property. (Section 8.03). If we merge or consolidate with any other corporation or we transfer substantially all of our assets to any other corporation, the successor corporation shall be substituted as obligor under the indenture. (Sections 8.01 and 8.02).

Modification of Indenture

In general, our rights and obligations and the rights of holders of debt securities under the indenture may be modified if holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification consent to it. However, the indenture provides that, unless each affected holder agrees, we cannot

•	make any adverse change to any payment term of a debt security such as:

•	extending the maturity date;

•	extending the date on which we have to pay interest;

•	reducing the interest rate;

•	reducing the amount of principal we have to repay;

•	changing the currency in which we have to make any payment of principal, premium or interest;

•	modifying any redemption or repurchase right to the detriment of the holder;

•	modifying any right to convert the debt securities for another security to the detriment of the holder;

•	impairing any right of a holder to bring suit for payment;

•	reducing the percentage of the aggregate principal amount of debt securities needed to make any amendment to the indenture or to waive any covenant or default; or

•	make any change to this provision of the indenture. (Section 9.02).

However, if the trustee and we agree, we can amend the indenture without notifying any holders or seeking their consent if the amendment does not materially and adversely affect any holder.

Defaults and Certain Rights on Default

An “Event of Default” is defined under the indenture as any of the following:

•	default for 30 days in payment of any interest;

•	default in payment of principal;

•	default for 60 days after notice in performance of any other covenant in the indenture; and

•	certain events of bankruptcy, insolvency, receivership or reorganization.

We will furnish to the trustee annually a written statement as to the fulfillment of our obligations under the indenture. In case an Event of Default with respect to debt securities of any series at the time outstanding occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the debt securities of such series then outstanding may declare the principal of all the debt securities of such series to be due and payable. The indenture permits such declaration, under certain circumstances, to be rescinded by the holders of a majority in principal amount of the debt securities of the series at the time outstanding. (Sections 5.01, 5.02 and 10.04).

Subject to the provisions of the indenture relating to the duties of the trustee in case an Event of Default occurs and is continuing, the indenture provides that the trustee is not obligated to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of debt securities, unless the holders have offered to the trustee reasonable security or indemnity.

Subject to the provisions for indemnification and certain limitations contained in the indenture, the holders of a majority in principal amount of the debt securities of any series at the time outstanding and so affected have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of such series.

The holders may, in certain cases, waive any default except a default in payment of principal of or premium, if any, or interest, if any, on the debt securities of such series. (Sections 5.12, 5.13 and 6.03).

Defeasance

The prospectus supplement will state if any defeasance provision will apply to the debt securities.

The indenture contains a provision that, if made applicable to any series of debt securities, permits us to elect (a) to defease and be discharged from most of our obligations with respect to any series of debt securities then outstanding (Section 4.03), or (b) to be released from our obligations under most of our restrictive covenants, including those described above under “Certain Covenants” (Section 10.10). We call the first election “legal defeasance” and the second election “covenant defeasance”. To make either election, we must:

•	deposit in trust with the trustee (a) in the case of debt securities and coupons denominated in U.S. dollars, U.S. government obligations and (b) in the case of debt securities and coupons denominated in a foreign currency, foreign government securities denominated in such foreign currency, which through the payment of principal and interest in accordance with their terms and, together with any additional currency deposited, will provide sufficient money, without reinvestment, to repay in full those debt securities; and

•	deliver to the trustee an opinion of counsel that holders of the debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of the deposit and related defeasance and will be subject to Federal income tax in the same amount, in the same manner and at the same times as would have been the case if such deposit and related defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel is to be based on a ruling of the IRS to such effect, unless we indicate otherwise in the prospectus supplement.

Governing Law

The indenture, the debt securities and any coupons will be governed by, and construed in accordance with, the laws of the State of New York. (Section 1.12).

Concerning the Trustee

The Chase Manhattan Bank is one of a number of banks with which we maintain ordinary banking relationships and with which we maintain credit facilities. As of the date of this prospectus, The Chase Manhattan Bank is a trustee under one other indenture under which unsecured debt obligations of ours are outstanding.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock includes a summary of certain provisions of our restated certificate of incorporation and our by-laws, as amended. This description is not complete and is qualified by reference to the restated certificate of incorporation and the by-laws. We have filed copies of the restated certificate of incorporation and by-laws as exhibits to the registration statement of which this prospectus is a part.

Capital Stock Generally

We have authorized 810 million shares, of which 750 million are common stock, par value $3.125 per share, and 60 million are preferred stock, without par value.

Apart from the $2.67 convertible preferred stock described below under “Outstanding Preferred Stock”, the rights, preferences and limitations of which are set forth in the restated certificate of incorporation, our board of directors is empowered to provide for any series of preferred stock and, in general, to determine the relative rights, preferences and limitations of such series. The restated certificate of incorporation provides that no holder of common stock or preferred stock shall have any preemptive rights.

The outstanding shares of common stock and $2.67 preferred are, and any shares of common stock issued upon conversion of any convertible debt securities will be, validly issued, fully paid and nonassessable.

Common Stock

Holders of common stock are entitled to receive such dividends as are declared by our board of directors. Holders of common stock are entitled to cast one vote for each share on all matters voted upon by stockholders, except where holders of preferred stock are entitled to vote separately in certain cases. Upon liquidation of Fortune Brands, Inc., holders of common stock are entitled to share equally and ratably in any assets available for distribution to them.

No dividend may be paid or declared on the common stock or any other junior stock, other than a dividend payable in common stock or other junior stock, nor may any shares of common stock or any junior stock be acquired for a consideration by us or any subsidiary, unless all dividends on the $2.67 preferred accrued for all past quarterly dividend periods have been paid and unless, in the case of dividends on the common stock or any other junior stock, the full dividends on the $2.67 preferred for the then current quarterly dividend period have been then paid or declared. Subject to the foregoing, the restated certificate of incorporation does not restrict us from purchasing shares of common stock.

The co-transfer agent and registrar for shares of the common stock is Continental Stock Transfer & Trust Company. We also serve as the co-transfer agent for shares of the common stock.

Outstanding Preferred Stock

Holders of $2.67 preferred are entitled to cumulative dividends at an annual rate of $2.67 per share, payable quarterly on the 10th day of March, June, September and December, as and when declared by our board of directors. Holders are also entitled to preference in liquidation of $30.50 per share plus accrued dividends then unpaid and to three-tenths of a vote per share on all matters voted upon by stockholders and effective June 2, 1997 have the right to convert each share of $2.67 preferred into 6.205 (6205/1000) shares of common stock. In certain events, the factor for converting the $2.67 preferred into common stock will be adjusted to prevent dilution of the conversion right. Holders of $2.67 preferred are not, except in certain cases, entitled to vote as a class. We may redeem all or any part of the $2.67 preferred at a price of $30.50 per share, plus accrued dividends then unpaid.

Preferred Share Purchase Rights

Each outstanding share of common stock also evidences one preferred share purchase right. Unless otherwise specified in the prospectus supplement applicable to any convertible debt securities, as long as the rights are attached to the common stock, we presently intend to deliver one right with each new share of common stock issued, including shares issued upon conversion of such debt securities, prior to the expiration or earlier redemption or exchange of the rights. All shares of common stock will have attached rights. The description and terms of the rights are set forth in a rights agreement dated as of November 19, 1997, as amended, between us and First Chicago Trust Company of New York, as rights agent, and the following is qualified by reference to the rights agreement. We have filed a copy of the rights agreement as an exhibit to the registration statement of which this prospectus is a part.

Each right entitles its registered holder until December 24, 2007 or, if earlier, the redemption or exchange of the rights, to purchase from us one one-hundredth ( 1/100) of a share of Series A Junior Participating Preferred Stock, without par value, of Fortune Brands, Inc. at a purchase price of $150 per one one-hundredth of a preferred share, subject to certain adjustments.

The rights will not be exercisable or transferable apart from the common stock, until the earlier of (1) the tenth day after the public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the common stock, other than a person or group that becomes such a 15% beneficial owner by means of share acquisitions by us or a person or group that our board of directors determines in good faith has become such a 15% beneficial owner inadvertently, so long as such person or group as promptly as possible divests enough common stock so as no longer to be such a 15% beneficial owner, or (2) the tenth business day, or such later date as may be determined by our board of directors prior to a person or group becoming such a 15% beneficial owner, after the commencement of, or the announcement of an intention to commence, a tender or exchange offer the consummation of which would result in beneficial ownership by a person or group of 15% or more of the common stock. The rights will not have any voting rights or be entitled to dividends.

In the event that we are acquired in a merger or other business combination transaction or 50% or more of our assets or earning power and the assets or earning power of our subsidiaries, taken as a whole, are sold, each right will entitle its holder to purchase, at the purchase price referred to above, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the purchase price. Alternatively, if a person or group has become a 15% beneficial owner as described in clause (1) of the first sentence of the preceding paragraph, each right, other than rights beneficially owned by the 15% holder, which will thereafter be void, will become exercisable for the number of shares of common stock which, at that time, would have a market value of two times the purchase price. If such beneficial ownership is less than 50% of the outstanding common stock, our board of directors alternatively may elect to exchange each right, in whole or in part, for shares of common stock at an exchange ratio of one share of common stock for each right, subject to adjustment.

The rights are redeemable at a redemption price of $.01 per right, subject to adjustment, at any time prior to the time that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the common stock. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price. Unless earlier redeemed or exchanged, the rights will expire on December 24, 2007.

In the event that we are not able to authorize a sufficient number of additional shares of common stock to satisfy the exercise or exchange of a right pursuant to its terms, we will be required to substitute preferred shares, or a fraction thereof, for the shares of common stock that would otherwise be issuable upon exercise or exchange of such right at a rate such that the preferred shares substituted would have the same market value as the shares of common stock that would otherwise have been issued upon such exercise or exchange.

Election of Directors, Other Voting Provisions and Related Matters

Pursuant to the restated certificate of incorporation, our board of directors is divided into three classes of directors serving staggered three-year terms. The exact number of directors will be determined from time to time by or pursuant to the by-laws, provided that their number shall not exceed 20. The board of directors is currently comprised of 14 directors. The restated certificate of incorporation also provides a procedure requiring that we receive advance written notice of stockholder nominations of directors.

The restated certificate of incorporation requires, in addition to any affirmative vote required by law, the restated certificate of incorporation or the by-laws, the affirmative vote of two-thirds of the votes cast by our stockholders entitled to vote in order to obtain stockholder approval of amendments to the restated certificate of incorporation, mergers, consolidations and sales or leases of substantially all of our assets. Currently, Delaware law generally requires the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote thereon. Notwithstanding the foregoing, the restated certificate of incorporation further provides that the affirmative vote of at least 80 percent of the votes entitled to be cast by the holders of all the then outstanding shares of stock of Fortune Brands, Inc. entitled to be voted generally in the election of directors, voting together as a single class, shall be required for the amendment or repeal of, or the adoption of provisions inconsistent with, the above-described provisions of the restated certificate of incorporation relating to classification and stockholder nomination of directors unless such amendment, repeal or adoption has been approved by three-fourths of the directors then in office.

The by-laws require that the annual meeting of our stockholders for the election of directors and other proper business be held at such place as may from time to time be designated by the directors on the first Wednesday of May or on such other day as the directors may designate. If the day fixed for the meeting is a legal holiday, the meeting will be held on the next business day which is not a legal holiday. The by-laws further provide that special meetings of the stockholders may be called only by the Chairman of the Board, the President or the directors, by resolution adopted by a majority of the entire board of directors. In addition, the restated certificate of incorporation provides that any action to be taken by the stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent. The by-laws require that, except as otherwise provided by law, at least ten days’ prior notice of each annual or special meeting shall be given by written notice signed by the Secretary or an Assistant Secretary and mailed to each stockholder of record entitled to vote. The by-laws also provide a procedure requiring that advance written notice be given to us of the proposal by stockholders of business other than the nomination of directors and then only such business as is stated in a notice of a special meeting shall be transacted at such meeting.

Certain of the provisions described under this section entitled “Description of Capital Stock”, including the right to issue additional shares of preferred stock, could have the effect of discouraging transactions that might lead to a change in control of Fortune Brands, Inc.

DESCRIPTION OF DEBT WARRANTS

We may issue, together with debt securities or separately, debt warrants for the purchase of debt securities. If we issue the debt warrants together with any debt securities, they may be attached to or separate from the debt securities. We will issue the debt warrants under a debt warrant agreement to be entered into between us and a bank or trust company, as debt warrant agent, as set forth in the prospectus supplement. We are summarizing certain provisions of the debt warrant agreement. In addition to the following summary, we have filed copies of the debt warrant agreements as an exhibit to the registration statement of which this prospectus is a part. You should read the debt warrant agreement for more detailed information. When we use italics we are referring to sections in the debt warrant agreement. Wherever we refer to particular provisions of the debt warrant agreement, such provisions are incorporated by reference in our summary, which is qualified by such reference.

Determination of Terms

The prospectus supplement will describe the particular terms of the debt warrants it covers. These terms may include:

•	the price at which the debt warrants will be issued;

•	the currency or composite currency for which the debt warrants may be purchased;

•	the designation, aggregate principal amount, currency or composite currency and terms of the debt securities which may be purchased upon exercise of the debt warrants;

•	if applicable, the designation and terms of the debt securities with which the debt warrants are issued and the number of debt warrants issued with each of such debt securities;

•	if applicable, the date on and after which the debt warrants and the related debt securities will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise of each debt warrant and the price at which and the currency or composite currency in which such principal amount of debt securities may be purchased upon such exercise;

•	the date on which the right to exercise the debt warrants will commence and the date on which the right will expire and, if the debt warrants are not continuously exercisable throughout such period, the specific date or dates on which they will be exercisable;

•	whether the debt warrant certificates representing the debt warrants will be in registered form or bearer form, or both;

•	any applicable Federal income tax consequences;

•	the identity of the debt warrants agent for the debt warrants; and

•	any other terms of the debt warrants which will not conflict with the debt warrant agreement.

Registered warrants of each series will be evidenced by debt warrant certificates in registered form and bearer warrants of each series will be evidenced by a permanent global debt warrant certificate in bearer form. The global debt warrant certificate will be deposited with a common depositary for Euroclear and Cedelbank, for credit to the accounts of the subscribers for the bearer warrants on the related date of issue. Bearer warrants will not be issued in definitive form.

At the option of the holder upon request confirmed in writing, and subject to the terms of the relevant debt warrant agreement, registered warrants of any series will be exchangeable for registered warrants of the same series representing in the aggregate the number of debt warrants surrendered for exchange. Registered warrants may be presented for exchange and for registration of transfer, with the form of transfer endorsed thereon duly executed, at the corporate trust office of the debt warrant agent for such series of debt warrants or any other office indicated in the prospectus supplement relating to such series of debt warrants. This may be done without service charge and upon payment of any taxes and other governmental charges as described in the relevant debt warrant agreement. Such transfer or exchange will be effected upon the debt warrant agent for such series of debt warrants being satisfied with the documents of title and identity of the person making the request. (Section 4.01).

We will not offer, sell or deliver bearer warrants at any time to persons within the U.S. or to U.S. persons, except to the extent permitted under U.S. Treasury regulations. See “Limitations on Issuance of Bearer Debt Securities and Bearer Debt Warrants”.

Exercise of Debt Warrants

Each debt warrant will entitle the holder to purchase for cash the principal amount of debt securities at the exercise price set forth in the prospectus supplement. Debt warrants may be exercised at any time up to the close of business on the debt warrant expiration date set forth in the prospectus supplement. After the close of business on the debt warrant expiration date, or such later date to which the debt warrant expiration date may be extended by us, unexercised debt warrants will become void. (Section 2.02).

Subject to any restrictions and additional requirements that may be set forth in the prospectus supplement, registered warrants may be exercised by delivering to the debt warrant agent the debt warrant certificate evidencing the registered warrants properly completed and duly executed and by delivering payment as provided in the prospectus supplement of the amount required to purchase the debt securities purchasable upon exercise. (Section 2.03).

Subject to any such restrictions and additional requirements, bearer warrants may be exercised by delivering to Euroclear or Cedelbank a duly completed exercise letter or tested telex, in the form obtainable from Euroclear or Cedelbank or the debt warrant agent. The exercise letter will set forth, among other things, instructions for payment as provided in the prospectus supplement on the date of exercise of the amount required to purchase the debt securities purchasable upon exercise of bearer warrants. Purchasers of bearer securities to be delivered upon exercise of the bearer warrants will be subject to certification requirements as to beneficial ownership thereof. See “Limitations on Issuance of Bearer Debt Securities and Bearer Debt Warrants”.

The procedures to be followed in connection with the delivery of the exercise letter will be set forth in the prospectus supplement. The exercise price of debt warrants will be that price applicable on the date of receipt of payment in full of the requisite amount of funds, determined as set forth in the prospectus supplement. Upon receipt of such payment, plus payment under certain circumstances of accrued interest on the debt securities being purchased, and upon either (1) surrender of such debt warrant certificate at the corporate trust office of the debt warrant agent or any other office indicated in the prospectus supplement, in the case of registered warrants, or (2) satisfaction of the certification requirements referred to above, in the case of bearer warrants, we will, as soon as practicable, forward the debt securities purchasable upon such exercise.

Only registered securities will be deliverable upon exercise of registered warrants. Registered securities or, subject to the certification procedures referred to above, bearer securities will be delivered upon exercise of bearer warrants, as may be specified in the exercise letter. If fewer than all of the registered warrants represented by a debt warrant certificate are exercised, a new debt warrant certificate will be issued representing the remaining number of registered warrants. (Section 2.03).

Modifications

The debt warrant agreement and the terms of the debt warrants and the debt warrant certificates may be amended by us and the debt warrant agent, without the consent of the holders, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective or inconsistent provision or in any other manner which we may deem necessary or desirable and which will not adversely affect the interests of the holders in any material respect. (Section 6.01).

Merger, Consolidation, Sale or Other Disposition

If at any time we should merge or consolidate or transfer substantially all of our assets as permitted under the indenture, the successor corporation shall succeed to and assume all of our obligations under the debt warrant agreement and the debt warrant certificates. (Section 3.04).

Enforceability of Rights of Debt Warrants Holders; Governing Law

The debt warrant agent will act solely as our agent in connection with the debt warrant certificates and will not assume any obligation or relationship of agency or trust for or with any holders of debt warrants certificates or beneficial owners of debt warrants. (Section 5.02). Any holder of debt warrant certificates evidencing registered warrants and any beneficial owner of bearer warrants may, without the consent of the debt warrant agent, any other holder, the trustee, the holder of any debt securities issued upon exercise of debt warrants or, if applicable, the common depositary for Euroclear and Cedelbank, enforce by appropriate legal action, on its own behalf, its right to exercise the debt warrants evidenced by such debt warrant certificates or the global debt warrant certificates evidencing such bearer warrants, as the case may be, in the manner provided therein and in the debt warrant agreement. (Section 3.03).

Prior to the exercise of the debt warrants, a record or beneficial owner of debt warrants will not have any rights of a holder of the debt securities purchasable upon exercise, including the right to receive payments of principal of, any premium or interest on such debt securities or to enforce any of the covenants in the indenture. (Section 3.01). The debt warrants and each debt warrant agreement will be governed by, and construed in accordance with, the laws of the State of New York. (Section 6.04).

LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES AND BEARER DEBT

WARRANTS

Except as may otherwise be provided in the prospectus supplement, in compliance with U.S. federal tax laws and regulations:

•	debt securities that are bearer securities, including debt securities in global form, may not be offered or sold during the restricted period, as defined under “Description of Debt Securities—Form, Denominations, Exchange and Transfer”, to persons within the U.S. or its possessions or to U.S. persons,

•	bearer securities sold during the restricted period may not be delivered within the U.S., and

•	bearer warrants may not be offered, sold or delivered to persons within the U.S. or to U.S. persons at any time, except to the extent permitted under Section 1.163-5(c)(2)(i)(D) of the U.S. Treasury regulations.

Any underwriters, agents and dealers participating in the offering of bearer securities or bearer warrants must agree that, except to the extent permitted under the applicable Treasury regulations, they will not offer or sell bearer securities to persons within the U.S. or to U.S. persons during the restricted period, will not deliver within the U.S. bearer securities sold during the restricted period, and will not offer, sell or deliver bearer warrants to persons within the U.S. or to U.S. persons at any time. In addition, any underwriters, agents and dealers must have in effect procedures reasonably designed to ensure that their employees or agents who are directly engaged in selling bearer securities or bearer warrants are aware that bearer securities and bearer warrants cannot be offered or sold, during the applicable period, to persons within the U.S. or to U.S. persons.

Bearer securities, other than temporary global debt securities, will be delivered in definitive form only upon certification, as provided in the applicable Treasury regulations, that the beneficial owners thereof are not U.S. persons, or other certification as to ownership permissible under the applicable Treasury regulations.

Bearer securities, other than temporary global debt securities, and any related coupons will bear a legend substantially to the following effect: “Any U.S. person who holds this obligation will be subject to limitations under the U.S. income tax laws, including the limitations provided in Sections 165(j) and

1287(a) of the U.S. Internal Revenue Code”. The sections referred to in such legend provide that a U.S. person, other than a U.S. financial institution described above or U.S. person holding through such a financial institution, who holds a bearer security or coupon will not be allowed to deduct any loss realized on the sale, exchange or redemption of such bearer security and any gain, which might otherwise be characterized as capital gain, recognized on such sale, exchange or redemption will be treated as ordinary income.

As used herein, “U.S. person” means a citizen, national or resident of the U.S., a corporation, partnership or other entity created or organized in or under the laws of the U.S. or any political subdivision thereof, or an estate or trust the income of which is subject to U.S. Federal income taxation regardless of its source.

PLAN OF DISTRIBUTION

We may sell the debt securities and the debt warrants in any of three ways (or in any combination thereof):

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

The prospectus supplement with respect to the debt securities and the debt warrants will set forth the terms of the offering, including:

•	the name or names of any underwriters and the amounts of the debt securities;

•	the debt warrants underwritten or purchased by each of them;

•	the purchase price of the debt securities;

•	the debt warrants and the proceeds to us from such sale, any discounts, commissions or other items constituting compensation from us;

•	any initial public offering price and any discounts, commissions or concessions allowed or reallowed or paid to dealers;

•	any restrictions or limitations on persons to whom, jurisdictions in which or the manner in which the debt securities and the debt warrants may be offered, sold, resold or delivered; and

•	any securities exchanges on which the debt securities and the debt warrants may initially be listed.

Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with the debt securities and the debt warrants.

If underwriters or dealers are used in the sale, the debt securities and the debt warrants will be acquired by underwriters and dealers for their own account and may be resold at various times in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The debt securities and the debt warrants may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriter or underwriters. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the debt securities and the debt warrants will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the debt securities and the debt warrants if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed at various times.

We may sell debt securities and debt warrants directly through agents designated by us. The prospectus supplement will name any agent involved in the offer or sale in respect of which this prospectus is delivered and will set forth any commissions payable by us to such agent. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

If an applicable prospectus supplement indicates, we will authorize agents, underwriters or dealers to solicit offers by certain purchasers to purchase debt securities and debt warrants from us at the public offering price set forth in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject to only those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of the contracts.

Agents, dealers and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

LEGAL OPINION

The legality and enforceability of the debt securities and debt warrants and the legality of the common stock issuable upon conversion of any convertible debt securities will be passed upon for us by Chadbourne & Parke LLP, New York, New York, and, if debt securities, debt warrants and common stock issuable upon conversion of any convertible debt securities are being distributed in an underwritten offering, the legality and enforceability of such debt securities and debt warrants and legality of such common stock will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated financial statements and financial statement schedule incorporated in this prospectus by reference to Fortune Brands, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

With respect to our unaudited interim consolidated financial information for the three-month periods ended March 31, 1999 and March 31, 1998 and the three-month and six-month periods ended June 30, 1999 and June 30, 1998, incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in our quarterly reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because neither of those reports is a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC, which the SEC maintains in the SEC’s File No. 1-9076. You can read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

•	Annual Report on Form 10-K for the year ended December 31, 1998;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999;

•	Current Reports on Form 8-K dated January 13, 1999, January 22, 1999, February 18, 1999, April 23, 1999, May 3, 1999 and July 23, 1999;

•	The description of our common stock, par value $3.125 per share, set forth under the headings “Description of Fortune Brands Capital Stock” and “Comparative Rights of Shareholders” on pages 94-105 of our Proxy Statement for the 1997 Annual Meeting of Stockholders of Fortune Brands, Inc.; and

•	The description of our preferred share purchase rights, set forth on Form 8-A dated December 22, 1997.

You may request a copy of these filings, at no cost other than for exhibits of such filings, by writing to or telephoning us at the following address (or by visiting our web site at http://www.fortunebrands.com):

FORTUNE BRANDS, INC.

Office of the Secretary

1700 East Putnam Avenue

Old Greenwich, Connecticut 06870-0811

(telephone number (203) 698-5000)

We have filed with the SEC a registration statement to register the debt securities and warrants to purchase such debt securities under the Securities Act of 1933. This prospectus omits certain information contained in the registration statement, as permitted by SEC rules. You may obtain copies of the registration statement, including exhibits, as noted in the paragraph above.

You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.